Exhibit 99.1

Canadian Solar Reports First Quarter 2013 Financial Results

Guelph, Ontario, May 28, 2013 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•                  Solar module shipments were 340 MW, compared to 404 MW in the fourth quarter of 2012.

•                  Solar module shipments to Japan were up 75.9% from the fourth quarter of 2012, representing 24.5% of total shipments.

•                  Net revenue was $263.6 million, compared to $294.8 million in the fourth quarter of 2012.

•                  Revenue derived from the Company’s total solutions business represented 19.2% of total revenue, compared to 12.8% in the fourth quarter of 2012.

•                  Gross margin was 9.7%, compared to 5.0% in the fourth quarter of 2012.

•                  Diluted loss per share was $0.10, compared to diluted loss per share of $2.43 in the fourth quarter of 2012.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter were $606.1 million, compared to $564.3 million at the end of the fourth quarter of 2012.

First Quarter 2013 Results

Net revenue for the first quarter of 2013 was $263.6 million, down 10.6% from $294.8 million in the fourth quarter of 2012 and down 19.1% from $325.8 million in the first quarter of 2012.  Total solar module shipments in the first quarter of 2013 were 340 MW, compared to 404 MW in the fourth quarter of 2012 and 343 MW in the first quarter of 2012.  Solar module shipments to the Japanese market were up 75.9% from the fourth quarter of 2012, representing 24.5% of total solar module shipments in the first quarter of 2013.  Total solar module shipments in the first quarter of 2013 included 23 MW used in the Company’s total solutions business, compared to 16 MW in the fourth quarter of 2012, and 7 MW in the first quarter of 2012.

By geography, in the first quarter of 2013, sales to European markets represented 24.7% of net revenue, sales to North America represented 17.9% of net revenue, and sales to Asia and all other markets represented 57.4% of net revenue, compared to 40.6%, 20.0% and 39.4%, respectively, in the fourth quarter of 2012 and 42.6%, 45.1% and 12.3%, respectively, in the first quarter of 2012.

	Q1 2013		Q4 2012		Q1 2012
	US$M	%	US$M	%	US$M	%
Europe	65.0	24.7	119.7	40.6	138.8	42.6
America	47.1	17.9	58.8	20.0	146.9	45.1
Asia and others	151.5	57.4	116.3	39.4	40.1	12.3
Total	263.6	100.0	294.8	100.0	325.8	100.0

Gross profit in the first quarter of 2013 was $25.6 million, compared to $14.9 million in the fourth quarter of 2012 and $25.1 million in the first quarter of 2012.  The sequential quarterly increase in gross profit was primarily due to a stable average selling price and lower inventory write-offs, which more than compensated for the lower shipment volume.  The year-over-year increase in gross profit was primarily due to lower manufacturing cost which was partially offset by the decline in average selling price during the period.  In the first quarter of 2013, the Company recorded in cost of revenue a depreciation charge of $6.1 million relating to underutilized assets, representing 2.3% of revenue.  Gross margin in the first quarter of 2013 was 9.7%, compared to 5.0% in the fourth quarter of 2012 and 7.7% in the first quarter of 2012.

Total operating expenses were $7.5 million in the first quarter of 2013, down 92.9% from $106.4 million in the fourth quarter of 2012 and down 80.4% from $38.5 million in the first quarter of 2012.

Selling expenses were $18.8 million in the first quarter of 2013, down 24.8% from $25.0 million in the fourth quarter of 2012 and down 7.6% from $20.3 million in the first quarter of 2012.  The sequential quarterly decline in selling expenses was due to lower shipment volume as well as lower marketing expenses.  The year-over-year decline in selling expenses was primarily due to lower marketing expenses and lower unit cost of transportation, partially offset by higher labor costs.

General and administrative expenses were negative $13.7 million in the first quarter of 2013, down 117.5% from $78.3 million in the fourth quarter of 2012 and down 190.1% from $15.2 million in the first quarter of 2012.  In the fourth quarter of 2012, the Company’s general and administrative expenses included an allowance for doubtful accounts totaling $31.2 million and a non-cash provision for an adverse arbitration award totaling $30.0 million. Subsequent to the end of the first quarter of 2013 the Jiangsu Suzhou Intermediate Court determined that the arbitration procedure did not adhere to China’s Civil Procedure Law, and dismissed the counterparty’s request to enforce the above mentioned arbitration award. As a result, the Company reversed the non-cash provision related to the unfavorable arbitration award in the amount of $30.0 million in the first quarter of 2013. As of the date of this earnings release, the Company is unaware of what actions, if any, the counterparty to this arbitration dispute may take in response to the Court’s determination, and it will defend itself vigorously if the counterparty chooses to reinstate the claim.

Research and development expenses were $2.4 million in the first quarter of 2013, down 21.9% from $3.1 million in the fourth quarter of 2012 and down 19.4% from $3.0 million in the first quarter of 2012.  The sequential and year-over-year decline in research and development expenses was due to better and more efficient management of product development activity.

Operating margin was 6.8% in the first quarter of 2013, compared to negative 31.0% in the fourth quarter of 2012 and negative 4.1% in the first quarter of 2012.  The sequential quarterly improvement in operating margin was due to higher gross profit and lower operating expenses resulting from the reversal of the non-cash provision related to the above mentioned arbitration award in the first quarter of 2013.  The year-over-year increase in operating margin was primarily attributable to the reversal of the non-cash provision related to the above mentioned arbitration award in the first quarter of 2013.

Interest expense in the first quarter of 2013 was $14.6 million, compared to $9.9 million in the fourth quarter of 2012 and $13.1 million in the first quarter of 2012.  The sequential increase in interest expense was primarily due to higher bank borrowings in the first quarter of 2013 and a lower level of interest expense capitalized for the Company’s solar power projects in the first quarter of 2013 compared to the fourth quarter of 2012.  The year-over-year increase in interest expense was primarily due to higher bank borrowings.  As the Company accelerates the build out of its solar power project pipeline in Ontario, Canada, a greater proportion of its short-term borrowings are being used to finance the construction effort and the associated interest expense is capitalized under project assets and then expensed through cost of revenue when their sale is recognized.

Interest income in the first quarter of 2013 was $3.3 million, compared to $3.7 million in the fourth quarter of 2012 and $2.7 million in the first quarter of 2012.  The sequential quarterly decrease in interest income was due to lower interest rates.  The year-over-year increase in interest income was primarily due to higher restricted cash balances.

The Company recorded a gain on change in fair value of derivatives of $1.7 million in the first quarter of 2013, compared to a gain of $2.3 million in the fourth quarter of 2012 and a loss of $0.2 million in the first quarter of 2012.  Net foreign exchange loss in the first quarter of 2013 was $14.8 million compared to a net foreign exchange loss of $10.8 million in the fourth quarter of 2012 and a net foreign exchange gain of $0.3 million in the first quarter of 2012.

Income tax benefit in the first quarter of 2013 was $3.4 million, compared to income tax benefit of $3.3 million in the fourth quarter of 2012 and income tax benefit of $2.5 million in the first quarter of 2012.

Net loss attributable to Canadian Solar in the first quarter of 2013 was $4.4 million, or $0.10 per diluted share, compared to net loss of $105.0 million, or $2.43 per diluted share, in the fourth quarter of 2012, and net loss of $21.3 million, or $0.49 per diluted share, in the first quarter of 2012.

Financial Condition

As of March 31, 2013, the Company had $606.1 million of cash, cash equivalents and restricted cash, compared to $564.3 million as of December 31, 2012.

Accounts receivable balance, net of allowance for doubtful accounts, at the end of the first quarter of 2013 was $225.7 million compared to $254.9 million at the end of the fourth quarter of 2012.  Accounts receivable turnover was 102 days in the first quarter of 2013 compared to 92 days in the fourth quarter of 2012.

Inventories at the end of the first quarter of 2013 were $291.3 million, compared to $274.5 million at the end of the fourth quarter of 2012.  Inventory turnover was 117 days in the first quarter of 2013 compared to 106 days in the fourth quarter of 2012.

Accounts and notes payable at the end of the first quarter of 2013 were $483.7 million, compared to $461.6 million at the end of the fourth quarter of 2012.  Accounts payable turnover in the first quarter of 2013 was 180 days compared to 150 days in the fourth quarter of 2012.

Short-term borrowings at the end of the first quarter of 2013 totaled $966.3 million, compared to $858.9 million at the end of the fourth quarter of 2012.  Long-term debt at the end of the first quarter of 2013 was $205.3 million, compared to $214.6 million at the end of the fourth quarter of 2012.  Short-term borrowings and long-term debt directly related to utility-scale solar power projects by the end of first quarter of 2013 totaled $285.8 million.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are pleased with our first quarter results and our progress in the execution of our strategy.  Our shipments of 340 MW exceeded our initial guidance of 290 MW to 310 MW, while gross margin came in at the high-end of our guidance.  During the quarter, we also continued the successful transformation of our business model from a leading module supplier into a leading solar power solutions company with a solid and growing utility-scale project pipeline in Canada, the U.S., China and Japan, as well as a profitable and growing residential solar system kits business in Japan.  Our total solutions business represented 19.2% of our revenue in the first quarter, compared to 12.8% in the fourth quarter of 2012.  We are also pleased with our results in Japan where our investment and market development efforts since 2009 are beginning to pay off.  We have a differentiated position in this important growth market with a strong brand name as opposed to being a private label manufacturer like many of our competitors.  We are well positioned in the high-margin and long-term sustainable residential rooftop kits business as well as the high-volume commercial project market.  Our strong market position is also helping us to develop our own utility project pipeline, which we expect, will become a meaningful part of our business in the quarters ahead.  Meanwhile we have maintained our strong position in the South East Asia market including India and Thailand.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar commented: “We are encouraged with our gross margin improvement in the first quarter and think we can drive additional improvements moving forward, with a longer-term target in the mid-teens percentage level for our pure module business.  We continue to prioritize the geographic markets and segments we serve, with an overall focus on profit over volume.  As a result, we took a conservative approach to Europe in the first quarter and essentially halted module shipments directly to Europe from China in March pending further clarity around the potential tariff structure.  We were able to do this without much impact to our original shipment and margin target due to our successful diversification into Canada, Japan, the U.S. and other markets.  In addition, our manufacturing base in Canada has allowed us to continue reduced volume shipments to our customers in Europe.”

Utility Scale Project Pipeline Update

As previously disclosed the Company’s utility-scale solar project pipeline in Ontario, Canada, totals 29 projects and is equivalent to approximately 400 MWdc.  Three of these projects, namely, Brockville 1, William Rutley and Brockville 2, have reached commercial operation and are in the acceptance testing phase before completing the sale to an investor. One other project, Burritts Rapids, is expected to reach commercial operation in the next two weeks. In addition to these four projects, the Company currently expects to complete another five projects in 2013, eighteen in 2014 and two in 2015.  The Company estimates that the resale value of its Ontario project pipeline, once built into grid-connected solar power plants and sold to investors, will exceed C$1.5 billion ($1.5 billion).  The Company previously indicated that it was evaluating the possibility of recognizing revenue for some of its owned solar power projects in Canada under the percentage of completion method.  After further evaluation, the Company now expects to recognize revenue for most projects in Canada, after construction and testing is completed and the sale of the project is final, under the full accrual method.  The Company expects that it can use percentage of completion method to recognize revenue for only four projects from its Ontario pipeline, two of which began construction in the second quarter of 2013.

In addition to its own projects, the Company is currently in the process of building three solar power plants in Ontario, Canada, totaling 29 MWdc as Engineering, Procurement and Construction (EPC) contractor.  The Company expects to complete these projects in the second half of 2013.

In the U.S. market, Canadian Solar’s utility-scale project pipeline totals approximately 255 MWdc.  During the first quarter, the Company completed a 6.5 MW solar power plant in North Carolina in partnership with Strata Solar.  Subsequently, the Company announced the completion of two 1 MW AC solar power plants in Sterling, Massachusetts with INDU, a strategic partnership between Duke Energy Renewables and Integrys Energy Services.  Currently four solar power plants totaling approximately 23.5 MW are under construction, and the Company expects to complete construction of solar power plants totaling 100 MWdc in the U.S. in fiscal 2013.  The Company expects to use percentage of completion accounting for all U.S. projects.

In Japan, Canadian Solar’s utility-scale solar power project pipeline is approximately 125 MW, including, approximately 50 MW of self-developed projects, and 75 MW through co-development or acquisitions.  The Company is making feasibility assessments for approximately 400 MW of additional utility-scale solar power projects in early stages of development.  The Company hopes to obtain final approval for some of its Japanese utility-scale solar power projects during 2013 and begin construction of its first solar power project in Japan in late 2013 to early 2014.

In China the Company is building a 30 MW solar power project that is expected to be completed in the fourth quarter of 2013 or early in 2014.  The end buyer is identified and the Company expects to use the full accrual method to recognize revenue.

Business Outlook

The Company’s business outlook is based on management’s current views with respect to operating and market conditions, its current order book, and the challenging global financing environment, which continues to result in customer demand uncertainty.  Management’s views and estimates are subject to change without notice.

For the second quarter of 2013, module shipments are expected to be in the range of approximately 380 MW to 420 MW.  Gross margin for the quarter is expected to be between 9% and 11%.

For the full year 2013, the Company expects module shipments to be in the range of approximately 1.6 GW to 1.8 GW.

The Company expects shipments to Japan to account for approximately 35%-40% of total module shipments in the second quarter.  In addition, it also expects to make further inroad into key emerging markets in South East Asia.  The Company has been shipping modules to European customers from its factory in Guelph, Ontario therefore avoiding the risk of retroactive anti-dumping tariffs on solar products manufactured in China.  The made-in-Canada label also reinforces Canadian Solar’s brand and lets European customers resonate with the Company’s Canadian roots.

As discussed above, three of the Company’s solar power projects in Ontario, namely, Brockville 1, William Rutley, and Brockville 2, were declared to be in commercial operation and have been generating stable Feed-in-Tariff (FIT) income for the Company. The end buyer of these projects is currently performing acceptance testing and we are preparing for the closing of the sale. The Company expects to realize approximately $60M additional revenue for each project once the transaction is completed. As the Company cannot determine if these transactions can be closed before the end of the second quarter of 2013, it has not factored the sale of any of these projects into its second quarter guidance.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are executing well on all the critical elements of our strategy, opening up new markets, maintaining a leading cost position, while at the same time building our utility-scale pipeline and total solutions business.  Our prudent balance sheet management gives us the ability to support our business model and to pursue significant growth opportunities in the solar power project market.  We remain focused on returning to profitability on a full year basis for 2013.  Our strategic position, geographic footprint and differentiated business model gives us a clear competitive advantage relative to our peers and positions us well to return to profitability in the quarters ahead.”

Recent Developments

On May 20, 2013 the Company announced that the Jiangsu Suzhou Intermediate Court dismissed the request by LDK Solar Co., Ltd. (NYSE: LDK) to enforce the arbitration award decision by the former Shanghai branch of the China International Economic and Trade Arbitration Commission in the amount of RMB248.9 million (approximately $40.1 million).

On May 15, 2013 the Company announced the successful expansion of its partner Romano Sustainable Solutions, which was awarded the engineering, procurement and construction (EPC) contract for a solar roof top installation on the Johannesburg headquarters of Eskom, the largest producer of electricity in Africa.

On May 14, 2013 the Company announced that its subsidiary, Canadian Solar Solutions Inc., donated solar modules, which are now powering a world-renowned OrcaLab Whale Research Centre (“OrcaLab”) on a remote island off the British Columbia coast near Alert Bay.

On May 13, 2013 the Company and its partners Duke Energy Renewables, Integrys Energy Services and Community Energy Solar announced the completion of two 1 MW AC solar power projects in Sterling, Massachusetts.

On April 30, 2013 the Company announced that it has donated photovoltaic (PV) modules to the Brian D. Robertson Foundation’s Memorial Solar Schools Fund. The donated PV modules will be installed on four schools, one located in Maryland and three in Ohio.

On April 2, 2013 the Company announced that the United States District Court for the Southern District of New York dismissed with prejudice a class action lawsuit filed against the Company and certain named defendants.

Conference Call Details

The Company will hold a conference call on Tuesday, May 28, 2013 at 8:00 a.m. U.S. Eastern Time (8:00 p.m., May 28, 2013 in Hong Kong) to discuss the Company’s financial results for the first quarter ended March 31, 2013 and provide an update to its business strategy and outlook.

The dial-in phone number for the live audio call is +1-866-277-1184 or +1-617-597-5360, with passcode 57570389.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available two hours after the conclusion of the live call until 11:00 p.m. on June 4, 2013, U.S. Eastern Standard Time (11:00 a.m., June 5, 2013 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 72104825.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 4GW of premium quality solar modules to customers in over 50 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of U.S. Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended
	March 31	December 31	March 31
Item	2013	2012	2012
Net revenues	263,611	294,839	325,804
Cost of revenues	238,054	279,969	300,749
Gross profit	25,557	14,870	25,055
Selling expenses	18,771	24,965	20,311
General and administrative expenses	(13,672)	78,260	15,171
Research and development expenses	2,442	3,128	3,031
Total operating expenses	7,541	106,353	38,513
Income (loss) from operations	18,016	(91,483)	(13,458)
Interest expenses	(14,631)	(9,894)	(13,119)
Interest income	3,265	3,661	2,730
Gain (loss) on change in foreign currency derivatives	1,683	2,267	(229)
Foreign exchange gain (loss)	(14,753)	(10,799)	276
Investment loss	—	(1,082)	—
Loss before income taxes	(6,420)	(107,330)	(23,800)
Income tax benefit	3,367	3,291	2,450
Equity in earnings (loss) of unconsolidated investees	(865)	(826)	(44)
Net loss	(3,918)	(104,865)	(21,394)
Less: Net income (loss) attributable to non—controlling interest	459	120	(52)
Net loss attributable to Canadian Solar Inc.	(4,377)	(104,985)	(21,342)
Net loss per share-basic	$(0.10)	$(2.43)	$(0.49)
Shares used in computation-basic	43,295,638	43,236,769	43,155,767
Net loss per share-diluted	$(0.10)	$(2.43)	$(0.49)
Shares used in computation-diluted	43,295,638	43,236,769	43,155,767

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended
	March 31	December 31	March 31
	2013	2012	2012
Net loss	(3,918)	(104,865)	(21,394)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(1,977)	2,584	4,847
Comprehensive loss	(5,895)	(102,281)	(16,547)
Less: comprehensive income (loss) attributable to non-controlling interest	(97)	168	104
Comprehensive loss attributable to Canadian Solar Inc.	(5,798)	(102,449)	(16,651)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of U.S. Dollars)

	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	163,436	141,968
Restricted cash	442,665	422,357
Accounts receivable trade, net	225,680	254,906
Accounts receivable, unbilled	2,745	5,230
Amount due from related parties	5,891	9,977
Inventories	291,296	274,456
Value added tax recoverable	21,458	14,483
Advances to suppliers, net	27,782	28,998
Foreign currency derivative assets	705	1,351
Project assets — Current	184,510	180,437
Prepaid expenses and other current assets	96,199	108,041
Total current assets	1,462,367	1,442,204
Property, plant and equipment, net	456,517	469,643
Deferred tax assets	46,500	39,082
Prepaid land use right	18,571	18,629
Investments in affiliates	29,490	26,728
Intangible assets, net	5,696	4,328
Project assets — Non-current	255,955	218,710
Other non-current assets	41,216	39,989
TOTAL ASSETS	2,316,312	2,259,313
Current liabilities
Short-term borrowings	966,320	858,927
Accounts and notes payable	483,669	461,631
Amounts due to related parties	3,773	5,037
Other payables	82,054	104,783
Advances from customers	24,933	18,659
Foreign currency derivative liabilities	693	365
Other current liabilities	58,470	90,848
Total current liabilities	1,619,912	1,540,250
Accrued warranty costs	60,175	58,334
Long-term borrowings	205,251	214,563
Liability for uncertain tax positions	14,801	14,804
Deferred tax liabilities — Non-current	55,016	56,152
Loss contingency accruals	27,578	28,461
Total liabilities	1,982,733	1,912,564
Redeemable non-controlling interest	37,183	45,166
Common shares	502,565	502,562
Additional paid-in capital	(37,372)	(38,296)
Accumulated deficit	(228,539)	(224,162)
Accumulated other comprehensive income	49,154	50,795
Total Canadian Solar Inc. shareholders’ equity	285,808	290,899
Non-controlling interest	10,588	10,684
Total equity	296,396	301,583
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	2,316,312	2,259,313